UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 – 8th Avenue S.W.

Calgary, Alberta

Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Exhibit	DESCRIPTION

99.1	Management Information Circular

99.2	Form of Proxy

99.3	Notice of 2024 Annual and Special Meeting of Shareholders

99.4	Notice-and-Access Notification to Beneficial Shareholders

99.5	Notice-and-Access Notification to Registered Shareholders

99.6	Precision Drilling Corporation Virtual AGM User Guide

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2024	PRECISION DRILLING CORPORATION

	By:	/s/ Carey T. Ford
	Name:	Carey T. Ford
	Title:	Chief Financial Officer